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                                                                 EXHIBIT (a)(vi)

                                [COMP-CARE LOGO]
                                                              September __, 1995

Dear Holder of Comprehensive Care Corporation 7 1/2% Convertible Subordinated Debentures Due April 15, 2010 (the "Securities"):

         The Board of Directors of Comprehensive Care Corporation solicits holders of its 7 1/2% Convertible Subordinated Debentures Due April 15, 2010 (collectively called the "Securities") for the following purposes:

         (1) To give notice to Bank of America National Trust and Savings Association (the "Trustee") to rescind the acceleration of the Securities ("Proposal 1"), which consent would be binding upon those holders of the Debentures who tender their Debentures in exchange pursuant to the Company's Exchange Offer, as described below; and

         (2) To waive all of the Events of Default under the Debentures and to instruct the Trustee to forebear from effective any remedy for the Events of Default to permit completion of an Exchange Offer.

         Proposal 1 and Proposal 2, and the possible advantages and disadvantages, are described in the enclosed Proxy Statement. Proposal 1 and Proposal 2 are recommended by your Board of Directors. A card (the "Consent") is enclosed for the purpose of giving such a notice to the Trustee.

         The rescission of the acceleration and its consequences will be effective only if a majority of the Company's outstanding Securities give notice of rescission to the Trustee, if the rescission would not conflict with any judgment or decree, and if any existing Events of Default have been cured or waived.

         The Board of Directors recommends Proposal 1 and Proposal 2 because it believes that Comp-Care's Securityholders would receive less by pursuing immediate acceleration of the Securities as compared with rescission of the acceleration. An acceleration can impair the Company's business and financial prospects, due to acceleration of the Securities themselves and the indirect effect of such acceleration, which would cause defaults under other debts and obligations of the Company, thereby decreasing the Securities' attractiveness to many investors. An acceleration of indebtedness also creates an unfavorable impression with the Company's vendors and clients. These factors could be expected to depress the realizable value of the Securities.

         As a condition of the proposed rescission, the Company will pay the entire amount of interest due on all non-tendered Debentures, and the Securities will be reinstated; subject only to the Company's acceptance of properly tendered Debentures in the Exchange Offer described in the Offering Circular that has been, is being, or will be sent to all Debentureholders.

         A reinstatement of the Securities should result in an immediate improvement in the Company's business and financial condition, and thus an improvement in its debt-carrying ability.